[BRACEWELL & GIULIANI LLP Letterhead]
April 24, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall Craig Arakawa Ron Winfrey

Re:	SandRidge Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 001-33784
Ladies and Gentlemen:
     This letter is being furnished to you on behalf of our client SandRidge Energy, Inc. (the “Company” or “SandRidge”). Set forth below are the responses of SandRidge to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated March 31, 2009 regarding the SandRidge Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). For your convenience, the responses are prefaced by the text of the Staff’s corresponding comment in bold.
Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Statement of Changes in Stockholders’ Equity, page F-6
1.	We note that you have not presented share activity in your Consolidated Statement of Changes in Stockholders’ Equity. Please disclose this activity as required by Rule 5-02.30 of Regulation S-X.

Response: The Company discussed changes in its common stock during 2006, 2007 and 2008 on pages F-33 to F-36 in Note 20 of the notes to the Consolidated Financial Statements included in the Form 10-K. The Company believes this presentation is compliant with the last sentence of Rule 5-02.30 of Regulation S-X, which requires a registrant to show “in a note or statement the changes in each class of common shares

Securities and Exchange Commission
April 24, 2009

for each period for which an income statement is required to be filed” (emphasis added). In considering this comment, however, the Company agrees with the Staff that a presentation of share activity in its Consolidated Statements of Changes in Stockholders’ Equity would be helpful disclosure for readers. The Company intends to add this presentation in its Form 10-Q for the first quarter of 2009.
Note 12 — Long-Term Debt, page F-26
2.	You disclose that as of October 27, 2008 all of your 8.625% Senior Notes Due 2015 and Senior Floating Rate Notes due 2014 were exchanged for substantially identical notes that are registered under the Securities Act of 1933. It appears that you need to follow the guidance in Item 503(d) and Item 601(b)(12) of Regulation S-K, which requires entities with registered debt to present a ratio of earning to fixed charges and to provide as an exhibit a statement that sets forth the computation.

Response: Item 503(d) of Regulation S-K requires the presentation of ratios of earnings to fixed charges in a registration statement registering debt securities under the Securities Act of 1933. Instruction 3 to Item 503(d) requires the filing of an exhibit to the registration statement to show the calculation of the ratios and refers to paragraph (b)(12) of Item 601 of Regulation S-K. The Company had no active registration statements relating to debt securities at the time it filed the Form 10-K.

The debt exchanges referred to in this comment were made under SandRidge’s registration statement on Form S-4 (Registration No. 333-151899), which was filed initially on June 24, 2008. This filing includes as Exhibit 12.1 the ratios of earnings to fixed charges required by Regulation S-K Item 503(d). All of the debt securities registered were issued and exchanged for the outstanding privately issued debt securities pursuant to the offers to exchange prior to the expiration of the exchange offers in October 2008.

Absent the need to update an active registration statement requiring earnings to fixed charge ratios through forward incorporation by reference to Exchange Act reports, the Company is aware of no requirement to include such ratios in Form 10-K. Of course, as noted in paragraph 8210, “Required Disclosure,” of the Staff’s Financial Reporting Manual, such ratios “may be disclosed voluntarily in . . . . 1934 Act forms” (emphasis added). Accordingly, the Company believes that the presentation of ratios of earnings to fixed charges and the corresponding exhibit that sets forth the computation thereof are not required by Form 10-K, and that it has complied with the disclosure requirements of Form 10-K in this regard.

Securities and Exchange Commission
April 24, 2009

3.	We note that your Section 302(a) Certifications located at Exhibits 31.1 and 31.2 do not conform to the requirements of Item 601(b)(31) of Regulation S-K, as you have omitted the language pertaining to your responsibility for internal control over financial reporting, required in the introductory section of paragraph 4. Please revise your certifications to include the appropriate representations.

Response: On April 23, 2009, SandRidge re-filed Exhibits 31.1 and 31.2 with an amendment to the Form 10-K.
Engineering Comments
Notes to Consolidated Financial Statements, page F-7
Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-42
Reserve Quantity Information, page F-46
4.	We note the 32% net positive revisions for your year-end 2008 proved reserves. Please explain the details—location, reserve estimation method, reserve development status, recovery improvement process etc.—of the positive, performance-based component of your 453 BCFE net increase.

Response: The 2008 net positive proved reserve revisions of 453 Bcfe are the result of a positive revision of approximately 659 Bcfe offset by a negative revision of approximately 206 Bcfe. The negative revision related primarily to the negative impact on previously booked reserves of lower commodity prices at December 31, 2008 compared to December 31, 2007. The positive revision of 659 Bcfe was primarily derived from SandRidge drilling additional wells interior to its “proven field boundaries” on previously established spacing unit designations. To an immaterial extent, positive reserve revisions were also made as a result of changes in reservoir performance.

During 2008, SandRidge drilled 755 wells interior to its “proven field boundaries” at an approximate cost of $1.05 billion and developed 397 Bcfe of proved developed producing reserves and booked an additional 445 Bcfe of proved undeveloped reserves as direct offsets to producing properties. As shown in the table below, 2008 net revisions yielded an approximate 1:1 ratio of new proved undeveloped reserves to reserves developed to producing in 2008. The table details reserve revisions and proved developed producing additions by the Company’s primary operating areas.

Securities and Exchange Commission
April 24, 2009

	Operating Areas
	WTO	East	Mid-	Gulf	Gulf of	Other
	Piñon	Texas	Continent	Coast	Mexico	WTO	Total

Revisions of Proved Reserve Previous Estimates (Bcfe)
New Drill PDP	129	19	31	20	0	14	214
New PUD	286	109	13	—	0	37	445

Total	416	128	44	20	0	51	659

Developed PDP Reserves (Bcfe)
New Drill PDP	129	19	31	20	0	14	214
Conversion of 2007 PUD to PDP	129	42	6	0	0	6	183

Total	259	61	37	20	0	20	397

New PUD to Developed PDP Ratio	1.11	1.8	0.35	—	—	1.84	1.12
The Piñon field in the West Texas Overthrust (WTO) represented approximately 63% of the total 2008 positive net revisions. SandRidge and its predecessors have drilled and completed over 600 wells delineating the Piñon “proven field boundaries” within approximately 30,000 acres. SandRidge has delineated the “proved acreage” without drilling a single dry hole. Further, SandRidge has delineated the entire Piñon field acreage position with current 3-D seismic technology tied to the 600 physical well bores.

Paragraph 11 of FAS 69 defines revisions of previous estimates as “changes in previous estimates of proved reserves, either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors” (emphasis added). By contrast, additions to proved reserves resulting from extension of proved acreage of previously discovered reservoirs are defined in FAS 69 as “extensions and discoveries.” SandRidge has relied on these definitional distinctions in classifying reserve additions from drilling activity interior to the “proven field boundaries” within known reservoir limits as “revisions.” If the Company drills exterior to “proven field boundaries” extending the limits of the known reservoir, it classifies those reserve additions as “extensions.” The Company also notes that “extension well” in Regulation S-X Rule 4-10(a)(14), to be effective January 1, 2010 (Rel. Nos. 33-8995; 34-59192), is a well drilled to extend the limits of a known reservoir, echoing the FAS 69 definition of extensions and discoveries

Securities and Exchange Commission
April 24, 2009

and drawing on an existing PRMS definition. Below is a basic illustration of SandRidge’s classification practice.
SandRidge believes that its classification of proved reserves revisions and extensions has been consistent and is supported by relevant guidance.
Changes in the Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Gas Reserves, page F-48
5.	Line item (g) in paragraph 33 of FAS 69 requires the disclosure of “previously estimated development costs incurred during the period”. Your disclosure, “Development costs incurred”, presents figures identical with the historical costs incurred on page F-4[3], not the previously estimated development costs contemplated in FAS 69. Please explain to us how you will comply with FAS 69.

Response: The amounts presented as “Development costs incurred” in the “Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Oil and Gas Reserves” table on page F-48 represent costs incurred during the period on properties with associated proved reserves at the end of the previous year end in accordance with line item (g) in paragraph 33 of FAS 69. The Company took the same approach in presenting development costs in the “Costs Incurred in Property, Acquisition, Exploration and Development Activities” table on page F-43. In both

Securities and Exchange Commission
April 24, 2009

cases, the Company applied the definition of “Development Costs” in Regulation S-X Rule 4-10(a)(16)—costs incurred to access proved reserves. As a result, the same development cost amounts were presented in the tables on pages F-43 and F-48.

Based on a conversation with the Staff on April 13, 2009, the Company understands that the Staff interprets development costs incurred, for purposes of the table on page F-43, to be development costs incurred on properties with associated proved reserves at the time drilling commenced rather than at the end of the previous year as assumed in the Company’s presentation. For the periods presented, costs incurred on properties that became proved subsequent to the previous year end are included as “Exploration” costs incurred in the table on page F-43. The change in classification of such costs between line items in the table of costs incurred on page F-43 is not material to the financial statements taken as a whole for the periods presented; however in future filings, the Company will include them as “Development” costs incurred.
* * *
Please do not hesitate to call me at (214) 758-1622 if you have any questions or would like further information regarding any of the foregoing. Thank you for your consideration.

Very truly yours,
/s/ CONNIE S. STAMETS
Connie S. Stamets

cc:	Dirk M. Van Doren Richard J. Gognat SandRidge Energy, Inc.